

| 221 | 0 |
|-----|---|
| Days left | Investors |

### Bumpy Pickle
Houston, TX

## $0 raised

$150,000 min target ❓

**Revenue Sharing Note** ❓
Investment Multiple: Up to 1.5x
Maturity: 48 months

**Coming Soon**

View gallery >

---

**Summary**
| Top Things to Know
    Investment Highlights
    Gallery
    Issuer Statement
About the Company
Investment Details
Bonus Rewards
Data Room
Comments  **0**

## Top Things to Know

From the creators of EaDo's Sports Creek, Bumpy Pickle will be Houston's largest sand volleyball and pickleball facility, with a total of 16 regulation size courts. To be located in Houston's Second Ward neighborhood, Bumpy Pickle will offer year-round leagues, open play, equipment rentals, skill clinics, and private event reservations, as well as food and drink from the onsite restaurant and bar.

- Houston's largest recreational sand volleyball and pickleball facility

- On-site restaurant and bar will encourage a social atmosphere

- Positioned to serve the increasing popularity of sand volleyball and pickleball, one of the fastest-growing sports in the country

- The newest project from the creators of Houston's popular Sports Creek soccer and sand volleyball facility

**Learn More About the Company >**

## Investment Highlights

| | |
|---|---|
| **Issuer** | Bumpy Pickle LLC |
| **Type of Offering** ❓ | Regulation Crowdfunding |
| **Type of Securities** | Revenue Sharing Note |
| **Multiple** ❓ | Up to 1.5x |
| **Revenue Sharing Percentage** ❓ | 6.35% / 10.25% |
| **Maturity** ❓ | 48 months |

**View Investment Details >**

Bonus Rewards
Data Room
Comments  **0**

- Positioned to serve the increasing popularity of sand volleyball and pickleball, one of the fastest-growing sports in the country

- The newest project from the creators of Houston's popular Sports Creek soccer and sand volleyball facility

**Learn More About the Company >**

## Investment Highlights

| | |
|---|---|
| **Issuer** | Bumpy Pickle LLC |
| **Type of Offering** ❓ | Regulation Crowdfunding |
| **Type of Securities** | Revenue Sharing Note |
| **Multiple** ❓ | Up to 1.5x |
| **Revenue Sharing Percentage** ❓ | 6.35% / 10.25% |
| **Maturity** ❓ | 48 months |

**View Investment Details >**







**View Gallery >**

## Issuer Statement

The information contained on this campaign page (the "Campaign Information") is furnished solely by the Issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Note Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts with the terms of the Disclosure Statement or Note Purchase Agreement, the terms of those documents will control. The Issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.






221          0
Days left    Investors

**Bumpy Pickle**
Houston, TX

**$0 raised**

$150,000 min target ❓

**Revenue Sharing Note** ❓
Investment Multiple: Up to 1.5x
Maturity: 48 months

Coming Soon

View gallery ›

Summary
**About the Company**
| Overview
　Business Model
　Location Analysis
　History
　Team
Investment Details
Bonus Rewards
Data Room
Comments ⓪

## Company Description

Bumpy Pickle will be Houston's largest recreational outdoor sand volleyball and pickleball court facility; an all-encompassing sports and entertainment center, restaurant, and bar created to meet the demand for the fastest-growing sport in the country.

Located in Houston's East End neighborhood, the largest facility of its kind in Houston will feature six well-lit, regulation-size sand volleyball courts and ten pickleball courts. Bumpy Pickle will be a safe, clean, and friendly atmosphere in which to unwind with friends and co-workers, get some exercise, and enjoy some delicious food and drinks.

　　

Ten pickleball courts　　　　　　　　　　　　　Six sand volleyball courts

The experienced team behind Houston's Sports Creek will bring their operational expertise to Bumpy Pickle, accommodating varying expertise and experience levels with organized leagues allowing teams to compete year-round and open play slots to encourage casual pickup games in a relaxed setting. Equipment rentals will be available to ensure that everybody has an opportunity to play, and on-site showers built into upcycled shipping containers allow patrons to keep the party going long after the game stops and enjoy the extensive food and drink offerings served in the outdoor bar & restaurant.

The founders noticed a dearth of places for people to play casual pickup sports in Houston. They believed that team sports could be hugely beneficial to a community and, with Sports Creek, proved that people wanted this option. Recognizing the popularity and relatively low skill threshold required to play recreational volleyball, Sports Creek was built so anyone could enjoy a professional-grade public sports facility featuring a regulation-sized blue turf soccer field, two sand volleyball courts, and drinks. Almost two years after opening, Sports Creek has been a raving success, regularly hosting events and classes in addition to everyday leagues and pickup games.

Responding to the ultra-rapid growth of the new sport pickleball and Houston's increasing affinity for sand volleyball, the concept for Bumpy Pickle was created: an expansive facility where (in addition to the 16 playing courts) over 20 television screens will be dispersed around the facility to watch sports, including one giant main screen for local watch parties for the city's beloved Rockets, Astros and Texans, or high-profile international competitions.



The bar will keep the good times flowing with signature cocktails (and beer of course) while people take in the entertainment — whether it be on the courts, on the screens, or the small stage which will host weekly live entertainment. The food will focus primarily on small plates and appetizers, easy to consume as a mid- or post-game snack, but will also include full meals such as Bumpy Pickle's signature burgers and salads.

With a welcoming, inclusive, social atmosphere, Bumpy Pickle will be a modern take on a country club: Designed for the hip weekend warrior athlete of today, packed with entertainment, and located in one of Houston's most exciting neighborhoods.

## Business Model

In their experience with Sports Creek, the founders saw that volleyball had far more potential to capture casual fans and players in Houston than soccer, despite the sport's global popularity. The number of adult outdoor volleyball leagues throughout the city has grown by 50% over the last two years. And Houstonia magazine declared in mid-2017 that volleyball was the city's trendiest drinking game.

Pickleball — a badminton-tennis hybrid racquet sport — is one of the fastest growing games in the country, so pairing the two easy-playing activities together seemed like a great way to attract the primary audience Bumpy Pickle was after: casual athletes looking for a good time above all else in their exercise.

By offering leagues geared toward youth, men, women, and co-ed groups at different skill levels, Bumpy Pickle will ensure that competitors at all levels will find the challenge they're looking for. Teams will be able to register for pickleball leagues for $160 per season, with multiple seasons running throughout the year. Similarly, sand volleyball teams will be able to register to join the contests for $360 per season. Each season will run eight games long with an additional two playoff matches.





In addition to leagues, courts will have open play times, meaning anybody can play some pickup sports without too much planning or investment. Reservations will also be available for corporate events, preseason and post-season team parties, camps, skill clinics, yoga, fundraising tournaments, and more. Bumpy Pickle will also generate revenue through affordable equipment rentals and merchandise sales.

For a growing number of young professionals and adults, public sports are a popular way to socialize with friends and co-workers; and for Houston's growing population of transplants, Bumpy Pickle will be a great spot to make new friends. With a sociable sports bar, restaurant, and the bonding element of team sports built in to this public space, the environment is engineered to connect like-minded people in the community.

While the owners have a strong background in operating a sports complex, they will bring in outside experts to run the bar and restaurant components of the business. Experienced industry veterans will helm the food and beverage portions of Bumpy Pickle, and will add to the facility's draw by crafting mouthwatering signature dishes and drinks.



Martinis and margaritas have been chosen as Bumpy Pickle's staple cocktails for their novelty appeal and crowd-pleasing customizability, but a great selection of imported, domestic, and local beers will also be available for patrons. Special care will be taken over the creation of the appetizers and small plates as they're the ideal size to share with teammates, consume as mid-game or post-game food, and complement the drinks.



However, those looking for a larger meal will also be able to find one at the restaurant, with a menu centered around Bumpy Pickle's signature burgers and salads. Health-conscious with their grilled meat and vegetable components, they're a fantastically tasty, guilt-free indulgence — and their strong margins make them an attractive option to serve as well as consume.

Whether people are looking for some exercise, food, or entertainment while they unwind with a cocktail, Bumpy Pickle will have something that appeals to everyone.

## Location Analysis

After spending a year searching for the ideal location, Bumpy Pickle has found a home in Houston's up and coming East End neighborhood. Bumpy Pickle will be located at 534 Navigation Blvd, Houston, TX 77011.

Having invested in East Downtown at roughly the same point in its renaissance when Sports Creek opened, the founders believe Bumpy Pickle's home at the intersection of Navigation Boulevard and Lockwood Drive on what is currently a vacant lot has equal promise to become a community hub.



Bumpy Pickle
534 Lockwood Dr. , Houston, TX, 77011
The East End
Over 40,000 homes are being built in the surrounding area
The most connected region with links to more miles of rail, trails and bus routes than any other area of Houston
The original Ninfa's on Navigation and El Tiempo are minutes away
East River Development
Our Lady of Guadalupe Church
Downtown
Minute Maid Park
Original Ninfa's on Navigation
BBVA Compass Stadium
Bumpy Pickle
TXRX Labs
Sports Creek
Nancy's Hustle
Eado
Midtown
Eastwood Park
Super Happy Fun Land
Eado Fitness

As the city of Houston grows eastward (over 40,000 houses are currently in development in the surrounding area), Bumpy Pickle is scheduled to open just as the neighborhood is forecasted to be at its peak development. In addition, city permitting for concert and events won't be an issue, as there are no immediate surrounding residences.

for concert and events won't be an issue, as there are no immediate surrounding residences.

The location is extremely accessible, just a five-minute drive from I-10 or Route 59. Ninfa's and El Tiempo, two of the area's drive-worthy destination restaurants are just down the street. Commuters frequently stop at Sports Creek in EaDo on their way home to avoid the rush hour traffic while they fit in a few games, and Bumpy Pickle will be just as convenient and comfortable a place to avoid the traffic.

## History

🏁 **March 2017**
Sports Creek opened in East Downtown

🏁 **February 2020**
Anticipated opening of Bumpy Pickle

## Meet the Team



### Daniel Ampuero

Daniel has spent his most recent years as a business & technology analyst in the automobile, aerospace, and technology industries. He operates three successful businesses, which began with the opening of his first bar and sports complex in Houston's East Downtown, Sports Creek in 2016. Daniel's responsibilities include operations, event organization and business growth.



### Shahin Naghavi

Shahin Naghavi is an entrepreneur. He cultivates ideas, encourages change, and prioritizes relationships and team work at the top of his growth chain. At a young age, his entrepreneurial spirit emerged as he self-taught himself stock market trading with incredible success. Over the next decade he diversified his passions into real estate, tech, and fitness. Today he owns multiple successful business from the largest CrossFit gym in Texas to a successful real estate development and brokerage firm. Shahin's track record of success has led him to his latest adventure as an angel investor and venture capitalist. His mission is to empower the lives of everyone around him through progress, change, and philanthropic efforts.





| 221 | 0 |
|---|---|
| Days left | Investors |

**Bumpy Pickle**
Houston, TX

**$0 raised**

$150,000 min target ❓

**Revenue Sharing Note** ❓
Investment Multiple: Up to 1.5x
Maturity: 48 months

Coming Soon

View gallery >

Summary

About the Company

**Investment Details**

| Use of Proceeds

Key Terms

Revenue Sharing Summary

Bonus Rewards

## Use of Proceeds

The total anticipated project cost for Bumpy Pickle is $960,000.

If Bumpy Pickle reaches the minimum raise amount of $150,000 on NextSeed, proceeds from the raise will be put towards the buildout of the bar, the 10 pickleball courts, and 6 volleyball courts.

If Bumpy Pickle reaches the maximum raise amount of $500,000 on NextSeed, proceeds will be put towards the buildout of the bar, the 10 pickleball courts, 6 volleyball courts, and the restaurant.

| Offering Min ❓ | $150,000 |
|---|---|
| Offering Max ❓ | $500,000 |
| Min Individual Investment ❓ | $100 |
| Investment Multiple ❓ | Up to 1.5x |
| | If the final offering amount raised is less than or equal to $325,000, the investment multiple will be 1.45x. |
| | If the final offering amount raised is greater than $325,000 but less than or equal to $500,000, the investment multiple will be 1.50x. |
| Revenue Sharing Percentage | 6.35% / 10.25% |
| | If the final offering amount raised is less than or equal to $325,000, then 6.35% of monthly gross revenue will be shared. |
| | If the final offering amount raised is greater than $325,000 and less than or equal to $500,000, then 10.25% of monthly gross revenue will be shared. |
| Maturity ❓ | 48 months |
| Payments ❓ | Monthly |
| Security Interest ❓ | Blanket lien on all assets of the company |
| Ownership % Represented by Securities | 0% Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities. |
| Early Payment Provision | If the Revenue Sharing Notes are paid in full at least 12 months or more prior to Maturity, the Investment Multiple will be reduced in accordance with the terms of the Note Purchase Agreement. Please review the Note Purchase Agreement and "Section I. Summary of Offerings" in the Disclosure Statement, available here, for a complete |
| Payments ❓ | Monthly |
| Security Interest ❓ | Blanket lien on all assets of the company |
| Ownership % Represented by Securities | 0% Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities. |
| Early Payment Provision | If the Revenue Sharing Notes are paid in full at least 12 months or more prior to Maturity, the Investment Multiple will be reduced in accordance with the terms of the Note Purchase Agreement. Please review the Note Purchase Agreement and "Section I. Summary of Offerings" in the Disclosure Statement, available here, for a complete discussion of the potential reductions. |

View the Issuer's SEC Form C filing

## Revenue Sharing Summary

*Total Raise Amount: $150,000 - $325,000*

- Investment Multiple: 1.45x
- Monthly Revenue Sharing Percentage: 6.35%

*Total Raise Amount: $325,000 - $500,000*

- Investment Multiple: 1.50x
- Monthly Revenue Sharing Percentage: 10.25%

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

Scenario 1:

*Total Raise Amount:* $200,000
*You Invest:* $2,000

Based on the Total Raise Amount, the Issuer will share 6.35% of revenues, until the 1.45x Investment Multiple is reached.

Let's assume that the Issuer generated $100,000 in revenues in month X. The issuer will make a $6,350 payment ($100,000 x 6.35% = $6,350) to investors. Since you invested with 1% of the total amount raised ($2,000 / $200,000 = 1.0%), you would

receive a $63.5 payment.

**Scenario 2:**

**Total Raise Amount:** $400,000
**You Invest:** $2,000

Based on the Total Raise Amount, the Issuer will share 10.25% of revenues, until the 1.50x Investment Multiple is reached.

Let's assume that the Issuer generated $100,000 in month X. The issuer will make a $10,250 payment ($100,000 x 10.25% = $10,250) to investors. Since you invested with 0.5% of the total amount raised ($2,000 / $400,000 = 0.5%), you would receive a $51.25 payment.

*The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its reasonable forecasts. If any balance remains outstanding on the maturity date, the Issuer is contractually required to promptly pay the entire outstanding balance due to each investor. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.







**221** Days left    **0** Investors

## Bumpy Pickle
Houston, TX

### $0 raised

$150,000 min target ⍰

**Revenue Sharing Note** ⍰
Investment Multiple: Up to 1.5x
Maturity: 48 months

[ Coming Soon ]

View gallery >

---

Summary
About the Company
Investment Details
**Bonus Rewards**
Data Room
Comments 0

# Bonus Rewards

### EARLY BIRD REWARD   [50 REMAINING]

**First 50 investors who invest $5,000 or more will receive:**

- **Two Additional VIP Concert Tickets (Early Bird)**
  Two VIP tickets to one concert for a well-known country artist at Bumpy Pickle. Artist to be announced. This will be a ticketed event.

### INVEST
### $1,000+

- **Invitation for 2 to our Grand Opening Party**
- **Exclusive Courtside Party + $300 Credit**
  Exclusive Courtside Party with $300 credit for food and drink + 1 complimentary court rental*

### INVEST
### $2,500+

- **Invitation for 2 to our Grand Opening Party**
- **Exclusive Courtside Party + $500 Credit**
  Exclusive Courtside Party with $500 credit for food and drink + 2 complimentary court rentals*

### INVEST
### $5,000+

- **Invitation for 2 to our Grand Opening Party**
- **Exclusive Courtside Party + $500 credit for food and drink**
  Exclusive Courtside Party with a $500 credit for food and drink + 2 complimentary court rentals*
- **Bumpy Pickle Monthly Membership for One Year**
  Includes discounts at bar and rental equipment

*4-hour limit, each hour rental is $45. Totaling a $180 value. Applicable for one time-use only.

*Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.*


